Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML announces 2010 Q4 and Full Year results, along with increased dividend proposal and share buy back program
Record backlog supports a strong 2011
VELDHOVEN, the Netherlands, Jan 19, 2011 — ASML Holding NV (ASML) today announces 2010 fourth quarter and full year results according to US GAAP as follows:
•	Q4 2010 net sales of EUR 1,521 million versus Q3 2010 net sales of EUR 1,176 million (Q4 2009 net sales of EUR 581 million). Full year 2010 net sales were EUR 4,508 million, up 182.4 percent versus 2009 net sales of EUR 1,596 million.

•	Q4 2010 net income of EUR 407 million, or 26.7 percent of net sales, versus a Q3 2010 net income of EUR 269 million, or 22.8 percent of net sales (Q4 2009 net income of EUR 50 million or 8.7 percent of net sales). Full year 2010 net income amounted to EUR 1,022 million or 22.7 percent of net sales, compared with 2009 net loss of EUR 151 million or 9.5 percent of net sales.

•	Q4 2010 net bookings of EUR 2,315 million (see page 3), with 117 systems including 104 new and 13 used systems, leading to a systems backlog valued at EUR 3,856 million as of December 31, 2010.
“The fourth quarter was a strong close to a remarkable year in the history of ASML during which we achieved record sales, profit and bookings,” said Eric Meurice, President and Chief Executive Officer of ASML. “In order to meet brisk demand for our advanced technology products as well as for our capacity tools, we almost tripled the output of our factory in 2010 compared with 2009, through expansion of our fixed and flexible workforce, and by structural cycle time improvements. In the quarter, we shipped 13 TWINSCAN XT:1950 systems, our immersion workhorse, in addition to 14 of our most advanced volume production immersion system TWINSCAN NXT:1950 which has now become the industry’s premier immersion platform capable of overlay of less than 3 nanometers (nm) in high volume production. While we have taken immersion imaging performance to the next level, we have also enhanced productivity to new record, as four immersion systems succeeded to process more than one million wafers each over 2010. During the fourth quarter, we also shipped the first of our second generation EUV systems, the NXE:3100 and successfully exposed wafers at a customer manufacturing site. In coming months, five more customers will receive their NXE:3100 systems, as EUV is now confirmed the most likely lithography platform to continue Moore’s Law towards smaller, cheaper and more energy-efficient semiconductors,” Meurice added.
Operations Update
Full year 2010 net sales of EUR 4,508 million consisted of system sales of EUR 3,895 million, as the company shipped a total of 197 systems, including 154 new and 43 used, and net service and field option sales which amounted to EUR 613 million. 2009 net sales of EUR 1,596 million consisted of net system sales of EUR 1,175 million, as the company shipped a total of 70 systems, including 47 new and 23 used, and net service and field option sales which amounted to EUR 421 million.
In Q4 2010, ASML’s net sales of EUR 1,521 million included 56 new and 13 used systems, totaling net system sales of EUR 1,313 million, and net service and field options sales of EUR 208 million. Net system sales for Q3 2010 included the shipment of 40 new and 11 used machines, totaling EUR 1,027 million, and net service and field options sales of EUR 149 million.
The Q4 2010 average selling price for a new system was EUR 22.4 million, compared with the Q3 2010 average selling price for a new system of EUR 24.1 million. The Q4 2010 average selling price for all ASML systems sold was EUR 19.0 million, compared with the Q3 2010 average selling price of EUR 20.1 million.
Q4 2010 net bookings totaled 117 systems valued at EUR 2,315 million, with a total average selling price of EUR 19.8 million. This record bookings level was driven by NAND Flash memory investments for the high volume ramp of new technologies and

Foundry/Logic commitments for new strategic fab projects, while DRAM lithography demand weakened less than originally planned.
ASML’s systems backlog as of December 31, 2010, was EUR 3,856 million, totaling 157 systems with an average selling price of EUR 24.6 million, reflecting a mix of technology and capacity systems. ASML’s systems backlog as of September 26, 2010, was valued at EUR 2,983 million, totaling 109 systems with an average selling price of EUR 27.4 million.
ASML is closing long-term contracts with customers that involve systems and increasingly certain options and services which have become a sizeable part of the total order value. Until the fourth quarter, ASML did not include these additional items in “systems bookings” or “backlog”. To better represent the value of our systems bookings and backlog, and therefore our real future sales potential, ASML will report from the fourth quarter of 2010 full order values which include all contract-committed items associated with a system sale. Not included in the order book and backlog will still be the separate service and field options orders for the already installed base of ASML systems at customer sites. Had ASML used the original definition instead of the new bookings definition, net bookings in the fourth quarter would have amounted to EUR 2,011 million and backlog per December 31, 2010, would have been EUR 3,381 million.
In Q4 2010, ASML generated net income of EUR 407 million, or EUR 0.94 per ordinary share as compared with net income in Q3 2010 of EUR 269 million or EUR 0.61 per ordinary share. Full year 2010 net income amounted to EUR 1,022 million (EUR 2.35 net income per ordinary share), compared with a full year 2009 net loss of EUR 151 million (EUR 0.35 net loss per ordinary share).
The company’s Q4 2010 gross margin was 45.0 percent compared with the Q3 2010 gross margin of 43.6 percent.
Q4 2010 research and development (R&D) costs were EUR 141 million, compared with Q3 2010 R&D costs of EUR 137 million. Over the full year 2010 ASML invested EUR 523 million in technology development. ASML has one of the highest private R&D budgets invested in the Netherlands. A significant part of this sum was used for R&D jointly with our suppliers and technology partners.
Selling, general and administrative (SG&A) costs were EUR 50 million in Q4 2010, compared with SG&A costs of EUR 48 million in Q3 2010.
Net cash from operations was EUR 302 million in Q4 2010. ASML ended Q4 2010 with EUR 1,950 million in cash and cash equivalents, compared with EUR 1,548 million at the end of Q3 2010.
Outlook
“We booked more than EUR 2 billion worth of orders in the fourth quarter of 2010, leading to a record year-end backlog of EUR 3.9 billion of systems shippable in 2011. This record-breaking backlog and the additional expected Q1 bookings 2011 confirm a potential for more than EUR 5 billion of net sales in 2011,” Eric Meurice said. “The overall macro-economic drivers are still mixed since the end of the summer, but the semiconductor market is sustained by a very rich leading edge technology mix, which in turn justifies the large backlog for our products. Indeed, NAND Flash memory, DRAM memory, micro-processors and overall Logic manufacturers are all ramping their new nodes at the same time, in parallel to some strategic or catch-up investments in lithography, thus ensuring a very positive short term to mid term investment level. Beyond 2011, we foresee further technology transitions through the insertion of EUV, based on our third generation platform, the NXE:3300 for which we have received nine orders to date; it is certainly too early to commit numbers for 2012, as the industry still needs a number of months to confirm EUV plans, performance and roadmaps, but it is encouraging to envision this other engine of growth for 2012 and beyond,” Meurice said.
ASML expects Q1 2011 net sales of around EUR 1.4 billion. ASML expects a gross margin in Q1 2011 of between 44 and 45 percent. R&D costs are expected to be at EUR 145 million and SG&A costs are expected at EUR 55 million.

Dividend and share buy back program
Thanks to ASML’s strong financial position and operating cash flow prospects, we intend to pay a sustained annual dividend through the semiconductor industry cycle, thus rewarding our shareholders for their continued investment and attracting new categories of investors. Furthermore, ASML intends to return excess cash to shareholders through regularly timed share buy back programs.
ASML will submit a proposal to the 2011 General Meeting of Shareholders to declare a dividend in respect of 2010 of EUR 0.40 per ordinary share (for a total amount of approximately EUR 175 million), representing 17 percent of net income per ordinary share, compared with a dividend of EUR 0.20 per ordinary share paid in respect of 2009.
ASML also announces its intention to purchase up to EUR 1 billion of its own shares within two years. The program will be executed within the limitations of the existing authority granted by the Annual General Meeting of Shareholders (AGM) on March 24, 2010 and, if granted, of the authority proposed to future AGMs. The purpose of the share buy back program is to return cash to shareholders through reduction of the number of issued shares.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 7,100 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

Press Conference
A press conference hosted by CEO Eric Meurice and CFO Peter Wennink will be held at our office in Veldhoven at 11:00 AM Central European Time / 05:00 AM Eastern U.S. time. To listen to the press conference, access is available via www.asml.com
A presentation about 2010 fourth quarter and full year results is available on www.asml.com
A video statement of CFO Peter Wennink is available on www.asml.com
Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 10 29 44 271 and the US +1 718 247 0888 (US participants will have to quote the following confirmation code when dialing into the conference: 7644773). To listen to the conference call, access is also available via www.asml.com
A replay of the Investor and Media Call will be available on www.asml.com
2010 Annual Reports
ASML will publish its 2010 Annual Report on Form 20-F, Statutory Annual Report and Remuneration Report on February 15, 2011. The reports will be published on our website at www.asml.com.
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income/(loss) and equity from US GAAP to IFRS are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans, the accounting of income taxes and the accounting of reversal of inventory write-downs. ASML’s quarterly IFRS consolidated income statement, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income/(loss) and equity from US GAAP to IFRS are available on www.asml.com
The consolidated balance sheets of ASML Holding N.V. as of Dec 31, 2010, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended Dec 31, 2010 as presented in this press release are unaudited.
Regulated Information
This press release, the US GAAP consolidated financial statements and the IFRS consolidated financial statements published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates available cash, distributable reserves for dividend payments and share repurchases and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.